SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

VIASYS HEALTHCARE INC.
(Name of Subject Company)

VIASYS HEALTHCARE INC.
(Name of Persons Filing Statement)

Common Stock, $.01 Par Value
(Title of Class of Securities)

92553Q209
(CUSIP Number of Class of Securities)

Matthew M. Bennett
Executive Vice President, Legal, Business Development
and Regulatory and Quality Affairs, and Secretary
VIASYS Healthcare Inc.
227 Washington Street, Suite 200
Conshohocken, Pennsylvania 19428
(610) 862-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Timothy Maxwell
Brian C. Miner
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103-2921
(215) 963-5000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a transcript of an All Employee Call moderated by Randy Thurman, Chairman, President and Chief Executive Officer of VIASYS Healthcare Inc.  (“VIASYS”):

Important Information

The following communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of VIASYS common stock, which is part of the transaction described in this communication, has not commenced.  At the time the expected tender offer is commenced, Cardinal Health, Inc. or a wholly owned subsidiary of Cardinal Health Inc. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and VIASYS will file a solicitation/recommendation statement with respect to the tender offer.  Investors and VIASYS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.  When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of VIASYS at no expense to them.  These documents will also be available at no charge at the SEC’s website at www.sec.gov.

VIASYS HEALTHCARE

Moderator: Randy Thurman

May 14, 2007

10:00 am CT

Operator:                                                                      Good morning. My name is (Taprika) and I will be your conference operator today. At this time I would like to welcome everyone to the All Hands On call.

All lines have been placed on music - on mute to prevent any background noise. After the speaker’s remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad.

If you would like to withdraw your question, press the pound key. Thank you. Mr. Thurman, you may begin your conference.

Randy Thurman:                               Thank you very much and thanks all of you from Viasys around the world for calling in this morning for this very important and momentous announcement regarding the merger between Cardinal Health and Viasys Healthcare Incorporated that was announced earlier this morning.

I hope all of you’ve had the chance to either see the announcement on line or to receive one of the number of e-mails that was sent out earlier today detailing the transaction between Cardinal Health and Viasys.

What I’d like to do in the next couple of minutes is to provide some background on Cardinal Health, background on the transaction, the strategic fit between the two companies, give you my perspective on the exciting future that this holds for all of you. And then we’ll take any and all of your questions.

Cardinal Healthcare, as many of you probably know, is ranked Number 19 on the Fortune 500 list of companies. Cardinal Health does approximately 80 billion, with a B, in annual revenue, almost all of that dedicated to hospital sales.

They are one of the largest companies in the world in pharmaceutical drug distribution, in the sale and distribution of medical disposables. And they are relatively new entrance into the hospital equipment sales through their acquisitions in the last couple of years of Alaris Medical and Pyxis Systems, and now, of course, Viasys Healthcare.

A little background that led up to this, thanks to all of you Viasys over the course of the last two to three years has realized tremendous success. Our rate of growth overall in Viasys has really been unequaled in the Med Tech industry, and for almost each of our businesses, the same applies.

Our respiratory care business, our med systems business, our orthopedics businesses have been growing faster than the market and the competition.

Our NeuroCare business, a couple of years of grow, grew 40% in one year. And, of course has realized a significant increase in its profitability between last year and this year.

In addition, our International businesses have been growing in double-digits. Our customer service business has been growing substantially. And some of our new initiatives in such things as sleep and clinical services not only have been growing, but really have created tremendous future value, which is greatly appreciated by the Cardinal folks, in terms of their potential for growth as well.

So without question and without exception, if you look at every corner of the Viasys world, all of you, the 2,400 employees of Viasys have created tremendous success.

Well with that success, obviously, that brings a lot of attention. And in truth, over the course of the last year, the success of Viasys has attracted the attention of any number of people that would be interested in potentially acquiring Viasys.

So with a number of companies interested in acquiring Viasys, why Cardinal Healthcare? And there were really three aspects at least that we looked at in considering a merger with Cardinal Health.

The first, of course, as a public company we have to focus on creating shareholder value. And without question, this transaction creates outstanding value for all of the Viasys shareholders.

The second thing we look at is what is the best strategic fit for our company that will ensure that all the work that we have put into Viasys continues to have the opportunity to grow and flourish in the future.

And without exception, Cardinal Health presented that best opportunity. They are interested in every one of our businesses, respiratory care, medical systems, orthopedics, NeuroCare. They’re also very interested in our International operations.

As you know, Viasys Healthcare’s International sales account for about 20, excuse me 40% of our total revenue. And in Cardinal Health, our International operations will add about 20 or 25% to their existing International business. So that was very, very important to Cardinal.

Likewise, our customer service business has established a reputation within the hospital industry for providing the finest support to our products once those products are sold.

That’s the kind of customer service that Cardinal Heath is also known for. And so the complementarity between the values that we hold in Viasys, which we call V2, and the values at Cardinal Health were just a perfect fit.

The third thing we consider, of course, is providing the most secure future for our 2,400 employees - all of you. Cardinal Healthcare’s got an extraordinary track record as a result of acquisitions of creating terrific opportunities for employees of acquired companies that join what they call the Cardinal family.

And so, again to summarize, the reasons that drove this transaction were the creation of shareholder value, the strategic and cultural fit between the two companies and what we all believe was a transaction that created the best future potential for all of you.

Now let me just, before I turn it over to questions, talk about the transaction. It was announced this morning that Cardinal has offered $42.75 per share for Viasys Healthcare.

This is in the form of a tender transaction that will probably consummate or complete some time this summer, roughly speaking in the next eight weeks.

After that, Viasys will become a wholly owned subsidiary of Cardinal Healthcare. And then we will begin to take a look at how the two companies fit together, how our products compliment each other, how we can enhance the marketing of those products around the world. And how the Viasys pipeline of new business and new product opportunities moves forward under the Cardinal umbrella.

So it’s a very exciting transaction that creates a tremendously exciting future. And at this point and time I’d like to open up the phones to any and all of your questions.

Operator:                                                                      At this time I would like to remind everyone, in order to ask a question press star then the number 1 on your telephone keypad.

We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from Eric Flanders.

Eric Flanders:                                                Yes, I was curious as to what’s going to happen with unvested stock options that we have that may be accumulating over the next few years? And what happens with the investment money we have in the employee stock purchase plan?

Randy Thurman:                               Well good question Eric. For those who hold stock options and for those who’ve wisely investing in the stock purchase plan, you’re all - you’ve all made money.

The way the stock options will be handled is that upon the closing of the transactions, all stock options whether vested or unvested, will immediately vest and you will have the choice of being cashed out at the difference between whatever your strike price is on your option and $42.75, or converting those stock options to stock options within Cardinal Heath with the same imbedded economic value.

The latter being a terrific benefit for some people who, as I do, look at the combination of Cardinal and Viasys as creating great long-term shareholder value and for certain people who want to differ taxes into future years. This conversion alternative presents a very, you know, valuable alternative to just taking cash immediately. But that will be the choice of each individual.

Eric Flanders:                                                Thank you.

Randy Thurman:                               Thank you Eric.

Operator:                                                                      Again, if you have a question or a comment you may press star 1 on your telephone keypad.

Your next question comes from the line of Mercedes Bayoni.

Mercedes Bayoni:                       Hello.

Randy Thurman:                               Hello Mercedes.

Mercedes Bayoni:                       Hi Randy. My question is will this allow or pave the way for NeuroCare group to be more in the innovative field of neurostimulation, which NIH and ANS have touted to be the next big thing for medical device industry?

Randy Thurman:                               Good question Mercedes. Cardinal Health has a very, very high level of interest in our NeuroCare business. They clearly have observed the significant improvement and the profitability of the business in the last year.

And have certainly suggests to us - have suggested to us their interest in investing in the future of neurology, including neurostimulation.

So I think this transaction bodes very well not only for NeuroCare business, but for, you know, investing in the emerging new technologies and areas of science and medicine within NeuroCare.

Good question Mercedes, thank you.

Mercedes Bayoni:                       Thank you.

Operator:                                                                      Your next question comes from the line of Jay Weatherford.

Jay Weatherford:                            Good morning Randy.

Randy Thurman:                               Hey Jay.

Jay Weatherford:                            I listened to the Cardinal Health teleconference earlier this morning. I had a couple of questions for you.

Number 1, probably 200 times during that teleconference they mentioned the word synergy realization. Could you comment on what you feel are the synergies between the two companies?

And to me it sounded like most of those synergies were related to cost reductions or things related to the cost of doing business.

And then Number 2, they also mentioned that there was another company that was actively pursuing Viasys Healthcare. And that Cardinal Heath felt the need to act very quickly to purchase Viasys or else they would be bought out by somebody else.

You probably can’t mention who that other company is. But could you comment about why you felt Cardinal Heath would be a better fit with Viasys? Was that mainly financial or from a product point of view?

Randy Thurman:                               Yes good questions Jay. Like you, I noticed the 100 times or whatever it was that they mentioned synergies. And I knew that wouldn’t escape any of the 2,400 folks at Viasys.

First of all let me say the reason that they had to dwell so much on synergies in their call is because that’s what the stock analysts focus on. Remember that phone call they made was to the Cardinal Healthcare analysts.

And analysts tend to be more short-term focused on the numbers then they tend to be long-term focused on strategic fit.

And literally what the analysts will do this afternoon is begin re-working their Cardinal Healthcare models and factoring in, you know, cost and expense synergies to begin to take a look at the outlook on Cardinal stock for the next three years.

So the Cardinal Healthcare leadership was doing what anybody would have to do. If it was us we would have to do it too because candidly, for as much as the analysts and the stock market talks about being long-term focused, in my experience they tend to be shorter term focused on such things as synergies and cost reductions.

(Carrie Clark) and the others on the phone call though did talk about the synergies in the marketplace. They talked about the combined strength of both companies in respiratory care and how, you know, the combined sales organizations of their respiratory care business and ours was going to provide a significant (impedes) to increasing, you know, revenues of our ventilator sales, our diagnostic sales, our medical disposable revenues.

They commented both on respiratory care and in neurology. But they also commented if you listened carefully about how our sales and distribution around the world could help stimulate the market synergies for their products.

And they commented, I counted two or three times at least, on the Viasys International sales and distribution infrastructure and how valuable that could be in terms of marketplace synergies for their products.

So my, I heard it, you know, the way that you did Jay. I think that the cost part of it in part they had to play to their audience, which is the analysts who follow their stock.

But if you were to sit down and talk to them as I have over a couple of months about the business, believe me they are more excited about the marketplace synergies than they are the cost and expense.

Now with any integration of companies, just as when Viasys has done the acquisitions that we’ve done over the last five years, you know, you look for where you can improve productivity, you know, reduce costs, consolidate operations. And inevitably that will happen in this case as well. I mean we’ve all been around long enough to know that.

There had been no discussions about any specific locations or facilities or operations. So nothing is a foregone conclusion. And in point and fact I believe that they will find many of our operations, you know, bring productivity potential to what they currently do.

So one of the reasons that, again, that this transaction made a lot of sense is that I believe that Viasys brings as much to Cardinal as they do to Viasys.

Now you asked the question, they did say on the phone call about this other company. As I mentioned in my opening remarks, over the course of the last 6 to 12 months, we’ve actually attracted the serious interest of many more than two companies I assure you.

And throughout that period of time, of course, my responsibility is to listen carefully to what all those other companies might have to say. And as I said in my opening remarks, it boils down to three things for me, shareholder value, the strategic combination of the two companies in the cultural fit.

And third, where I believe our 2,400 employees have the opportunity to best prosper. In the end of the day there was no question in my mind that on those criteria, Cardinal was the very best fit for Viasys Healthcare.

But there were significantly more than two companies who expressed varying degrees of interest. But thank you Jay, you know, very insightful and thoughtful question.

Operator:	Your next question comes from the line of Barry Peoples.

Barry Peoples:

Yes hi Randy. Congratulations and I agree of all the many companies out there, I talked to my - one of the Chairman’s Club members from Cardinal this morning and what they do well is in the disposable arena.

And where they can really prosper is in some of the areas we have - we’re not the best at like selling the filters, selling the (sparameters), selling the math. Those are areas they do extremely well.

And the capital equipment is pretty much new to them. So I can see a lot of synergism between getting leads for capital equipment and having them sell more of our disposable line.

So I - and also what the other thing I like is that $80 billion has the resources to invest into some of the things we’ve been working on but can put even more resources to them to ideally or hopefully bring them out even quicker.

And...

Randy Thurman:	Well Barry, as usual, you stated it better than I have. That, you know, your insight into that and your comments could not be more accurate.

Barry Peoples:

The one last thing that I’d want to put on people’s schedule radar is if the deal goes through, their national sales meeting is actually March - is August 10 through the 13. And they’re notorious for even acquisitions they’ve only made two or three weeks in advance of the meeting, having all hands on deck there.

Randy Thurman:	Well Barry, where is there national sales meeting being held?

Barry Peoples:	San Antonio.

Randy Thurman:	San Antonio. Well it’s one of my favorite cities. I lived there on two different occasions in my life. I don’t - maybe I can get an invite? What do you think?

Barry Peoples:	I think you’ll be the star.

Randy Thurman:	Oh. Well thanks Barry. You know, it’s again you’ve done a great job of already doing your homework. And I’m sure everybody on the call appreciates your special insight. So thanks again.

Operator:	Your next question comes from the line of Thomas George.

Thomas George:	Hello Randy.

Randy Thurman:	Hi Tom.

Thomas George:	I have just a quick question for you regarding Cardinal’s participation in the actual capital ventilator market.

I’ve been - I think I’ve been working in respiratory for about 20 years. And it seems like they’ve marketed or distributed some of our competitors’ products at one time or another over a long period of time and haven’t been very successful at it.

And I believe that they are currently marketing a competitor’s product now. Do you know anything about what they’re planning on doing with that? Or if they plan on just letting us continue as we’re going?

Randy Thurman:

Yes Thomas, they are not currently marketing a competitor’s ventilator. And I assure you that one of the great - one of the reasons they were greatly motivated to do this transaction was because of the overwhelming success of the Viasys Critical Care professional sales organization.

You know, I heard him comment on his call this morning that they have some experience in selling ventilators. Whatever their experience is, and it wouldn’t matter whether it was Cardinal or anybody else, there’s no one on the planet that has had the success that Viasys Critical Care has had in developing and selling ventilators.

So, you know, look at - I don’t want to go out on a limb here, but I’ve come pretty close to betting my career that Viasys Critical Care organization as it currently is is going to be one of the flag ship operations in this combined company.

Thomas George:	Thank you Randy.

Randy Thurman:	Okay.

Operator:	There are no further questions at this time. Mr. Thurman, you may proceed with your presentation or a closing remark.

Randy Thurman:	There’s 2,400 people on this call. I’m not hanging up until I hear more questions.

Operator:	Again if you have a question or a comment, you may press star 1.

Your next question comes from Steve Birch.

Randy Thurman:	See I knew there’d be more questions. Steve

Steve Birch:	Good morning Randy. How are you?

Randy Thurman:	Yes, good.

Steve Birch:

I’ve noticed that Cardinal’s been marketing the (Fisher and Picole) line of sleep therapy products. And I know also that they’ve attempted to achieve improvements in margin by going and producing parts of their own.

Do you think that the sleep therapy line that we’re currently developing is something that’s of interest to them and that they will expect to grow that into that huge market that’s out there?

Randy Thurman:

Steve I think our sleep therapy strategy was one of the top five reasons that drove this transaction with Cardinal. The investments that we’ve made in the last year in our sleep therapy strategy had everyone that looked at Viasys very, very excited.

So my expectation is only the greatest things will come out of those investments that we’ve made in the last year.

Steve Birch:	Thank you.

Operator:	Your next question comes from John Atkinson.

John Atkinson:	Holding Randy, it’s John Atkinson over in the UK.

Randy Thurman:	Hi John.

John Atkinson:	Hi. Just obviously in the very short-term we’ll continue to trade as Viasys. But how does this play out in the long-term in terms of will we become Cardinal? Will we change our brand, etc.?

Randy Thurman:

We’ll continue to trade as Viasys until the deal is complete, as I said some time this summer. After that Viasys will no longer trade as an independent stock and, you know, will be part of Cardinal and therefore trade as part of the Cardinal stock.

John Atkinson:	(Unintelligible) change our brand in terms of our products?

Randy Thurman:	Well in terms of branding, I don’t think any firm decisions have been made there. Obviously the Cardinal name has a very strong global presence.

And, you know, I would imagine over time that Cardinal brand name recognition will be the leading, you know, brand name even for all of our current products.

Just as when we started Viasys, you know, we transitioned from a lot of the legacy names that previously existed with our products to Viasys.

Now I can tell you also that thanks to all of you on this phone call I think the Viasys brand name has created a substantial amount of equity in the marketplace in a relatively short number of years. I actually think that’s one of our best successes.

And, you know, I think Cardinal would be wise to see if they could leverage that brand name. But that, you know, that hasn’t been decided. But I’m sure that, you know, branding - the branding strategy will be, you know, one of the earliest strategies that they take under consideration.

John Atkinson:	Thanks Randy.

Operator:	Your next question comes from the line of Jonathan Mishkin.

Jonathan Mishkin:	Hello Randy, evening from Hong Kong. International has been mentioned a couple of times. I was wondering if there was any details on Asia Pacific offices and or operations?

Randy Thurman:	It’s my under - well first of all, in the Cardinal call, the CEO brought up the strength of our International operations two or three times. He commented on the strength of our distributor operations.

It’s my understanding Jonathan that Cardinal does not have a substantial presence in the Far East. I really don’t have a lot of detail on that now.

But I happen - he did comment on our initiative in China and in the Far East. And it’s my belief that, you know, they intend to leverage our existing presence.

So I would see things, not only potentially continuing as they are under Viasys. But their potential interest in building upon what we’ve created.

They also spoke about, you know, Viasys’s initiative in the Middle East in the opening of our office in Dubai. As you know, Viasys was one of the first Med Tech companies to establish a physical presence within the Middle East when we opened our office in Dubai last year.

And I think that our initiatives in China and the Middle East present a tremendous asset to Cardinal. And I would expect them to build upon that.

Jonathan Mishkin:	Great, thanks.

Operator:	Your next question comes from the line of Ian Milburn.

Ian Milburn:	Randy Hi. It’s Ian Milburn from Viasys Spain. I just wondered what the current policy would be with regards to recruitment?

Randy Thurman:	Yes I can clear that up for you. Run Viasys like it’s going to be independent forever. So if you’re recruiting people for, you know, approved positions that were within your 2007 plan, proceed.

Ian Milburn:	Okay fine. Thank you.
Operator:	Your next question is a follow-up question from the line of Barry Peoples.
Barry Peoples:

Yes hi Randy. One of the synergisms would be - that a lot of people would not be aware of is that they actually make our 3100 circuits. And so by selling it direct, that will allow for even more profitability.

They did a one point through their Three CI acquisition sell the Siemens ventilator. But you’re correct, that hasn’t been done for a while.

And I think one of the challenges that would be how to - I think your Viasys sales force has done such an excellent job because you’ve - you offered us such an excellent opportunity for income would be how to maintain that under the Cardinal acquisition.

Randy Thurman:	Well, you know, first of all Berry, you know, thanks for adding that comment. We do source our 3100, is it the 3100 generator that?
Man:	It’s the 3100 circuit and it’s been outsourced.
Randy Thurman:	Okay. So you’re, you know, there have been, you know, relationships between Viasys and Cardinal in the past. Your last comment Berry is a very important one.

I believe very firmly when we created Viasys that we needed to put in place the kind of compensation for our company in total. But also - you know, for our professional sales organizations that really motivated people to the kind of results that all of you have achieved in the last five years.

I believe that Cardinal has the exact same philosophy and that everyone here can expect in the way of whatever form your compensated in, you know, for that to continue in a very - in very similar ways.

Barry Peoples:	Thank you.
Operator:	Your next question comes from the line of David Montesamo. David?
David Montesamo:	I’m sorry Randy, question that I had was answered by a previous caller.
Randy Thurman:	All right, thanks David.
Operator:	Your next question comes from the line of Butch King.
Butch King:	Good morning Randy.

Randy Thurman:	Morning.
Butch King:	I have a question regarding the service organization at Cardinal. Can you tell us a little bit about what they actually do with the service side?
Randy Thurman:	I don’t have a lot of the specifics on that at this point and time. But I certainly can tell you that I think they value highly our service organization.
And if you keep in mind, our service organization really is 100% dedicated to the capital equipment side of our business, where Cardinal is just now entering.

Their acquisition of Viasys I believe makes a statement that they intend to get bigger on the equipment side of hospital products. And I know for a fact that our service organization is viewed by them as a tremendous asset.

So one of the things, you know, that we’ll be doing in the days and the weeks to come, as we get more and more of these questions where I don’t have the specific answers now. We will be getting out and providing, you know, more detail.

So we’ll follow-up on that. But I have every reason to believe that our service organization will get busier under Cardinal.
Butch King:	Thank you.
Operator:	Your next question comes from the line of Geri Robinson.
Geri Robinson:	Good morning Randy.
Randy Thurman:	Good morning Geri.
Geri Robinson:	There’s a number of Cardinal businesses. Where will Viasys funnel in if you will? They have distribution businesses, pharmacy businesses...
Randy Thurman:	Right. Yes, in broad terms Cardinal is organized in two groups. They have their pharmaceutical distribution business. And they have what I’ve seen described as their medical products manufacturing.
And, which has the Alaris and the Pyxis businesses and some of the others under it. And Viasys will be part of that medical product manufacturing group lead by their group CEO, Dave Schlotterbeck.
Geri Robinson:	Great. Thanks.
Randy Thurman:	Thank you Geri.

Operator:	Again, if you have a question or a comment you may press star 1.
Your next question comes from the line of Bill Haney.
Randy Thurman:	Bill?
Bill Haney:	You got to love that mute button. Randy how are you doing?
Randy Thurman:	Okay Bill.
Bill Haney:	Congratulations. You truly do have the Midas touch it looks like in this whole transition.
But what question I had, right now the NeuroCare division itself is going under a bit of a transition. Looking at - and you kind of mentioned that we’d go forward with recruiting.
But we are looking at a new President and some things going on. Will we be going forward as we have been heading lately?
Randy Thurman:	Yes.
Bill Haney:	Okay.
Randy Thurman:	We will manage Viasys as I said before, as if we will be independent forever. We will be making in the future a permanent decision on a new President for Viasys NeuroCare.

As you know, we’ve asked (Bob Baskin) to be the interim General Manager. But this will be a period of time when we continue to ask (Bob) and (Nick Nichols) and (Brian Michard) and the other fine Senior Staff at NeuroCare to continue doing what they’re doing.

(Ed Pulwer) will continue to be the Acting Group President for Viasys NeuroCare. And all the initiatives that have been started since (Ed) took over not only will continue, but will probably increase in importance.

So I think that under the umbrella of an $80 billion company, as I commented before, I think it was Mercedes who asked the question, I think the long-term promise for Viasys NeuroCare is better than ever.

Bill Haney:	Very good. Thank you.
Operator:	Your next question comes from the line of Heinz Pak.

Heinz Pak:	Hi Mr. Thurman. How are you doing?
Randy Thurman:	Good Heinz. How are you?
Heinz Pak:	Good. Just a simple question for you are when and if this transaction takes place, is Cardinal Health going to retain you and your knowledge of Viasys for future endeavors?
Randy Thurman:

The honest answer to that Heinz is at this moment, I don’t know. We have focused in this negotiation on the other elements that I discussed. I am having dinner with their Corporate CEO tonight and, you know, maybe he’ll offer me a job.

If not, maybe I can get hired as a sales rep - take over Barry People’s region or something.
Heinz Pak:	The only reason why is because you’ve been such a positive influence on Viasys Healthcare. I couldn’t see why they wouldn’t want to put you on as a
Randy Thurman:

Well Heinz I’m very, very flattered. And, you know, coming from you that’s high praise. And look, you know, my heart and soul is in this company. I’ve been with all of you since the idea of a Viasys ever came about.

And the one thing that I have said to the Cardinal Leadership is I will do whatever that takes to, you know, ensure that, you know, Viasys succeeds as a merger with Cardinal.
But thank you for your comments.
Heinz Pak:	You’re welcome and thank you.
Operator:	At this time there are no further questions.
Randy Thurman:	Okay. Well thank you very much. The last thing I’d like to comment is the few important comments here to close.

As I said a couple times during this call, continue to run Viasys like we’re going to be Viasys only forever. Don’t start changing any decisions based on what you think Cardinal may want or, you know, whether this transaction completes or not.

The worst thing we could do is become distracted by this deal or take our eye off the ball.
We have shown ourselves since we created this company to be 2,400 people who know how to execute and deliver against our goals and our commitments.

And my greatest wish for Viasys is that between the now - between now and the time we complete this deal, that we deliver on our 2007 goals and objectives.

So that’s Number 1. If you get to the point where you really wonder whether you ought to be doing something or not doing something because of this, please don’t, you know, make the decision on your own. Call your respective group president or call (Ed Pulwer) or (Greg Martin) or (Marty) or myself and, you know, we’ll help you make the right decision.

But the guiding principle here is continue to do what you have been doing.

Obviously they’ll be a lot more questions that arise as the days and the weeks go on. We will make every effort through e-mail, through employee newsletters, through additional phone calls like this to keep everybody totally informed as to what’s happening.

In the meantime, if something comes up that we haven’t addressed, you know, let that same group of people that I just mentioned know what your issue and your question are - your questions may be. And we’ll - we will get right back to you.

Lastly, you know, on behalf of the shareholders of Viasys Healthcare, I’d really like to thank all of you. You’re the ones who created this opportunity, delivered the results and in the end created tremendous shareholder value for all of our stockholders.

So you all have my greatest appreciation, my highest levels of respect. And together we’re going to go on with Cardinal and create even a greater company.
So I wish you all the best. And we’ll be talking to you soon. Thank you.
Operator:	This concludes today’s All Hands On call. You may now disconnect.

END

The following is a transcript of a conference call with 70 key management employees moderated by Randy Thurman, Chairman, President and Chief Executive Officer of VIASYS:

Important Information

The following communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of VIASYS common stock, which is part of the transaction described in this communication, has not commenced.  At the time the expected tender offer is commenced, Cardinal Health, Inc. or a wholly owned subsidiary of Cardinal Health Inc. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and VIASYS will file a solicitation/recommendation statement with respect to the tender offer.  Investors and VIASYS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.  When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of VIASYS at no expense to them.  These documents will also be available at no charge at the SEC’s website at www.sec.gov.

VIASYS HEALTHCARE INC - OWNER #2315544

Moderator: Randy Thurman
May 13, 2007
4:00 pm CT

Man:	Hello?

Man:	(Marty).

Man:	Hi.

(Marty Galvan):	Hi, it’s (Marty Galvan).

Man:	Hi.

Man:	Hello, everyone. Just on hold on. We’ve got two or three minutes here yet to go. I’m just going (to) put (you) on hold.

(Leslie):	Hello?

Man:	Hello.

(Leslie):	Hi, this is (Leslie). Who’s this, (Gary)?

(Nick Lam):	It’s (Nick Lam) here.

(Leslie):	Oh, hi, (Nick). I think they put us on hold.

(Nick Lam):	Okay.

Randy Thurman:

Okay. Everybody is beeping in. This is Randy. We’re going to wait about five minutes to give everybody a chance. But if you’ll find have to put your phone on mute so we don’t get background noise, I’d appreciate it.

And then at the end of my remarks, we’ll open it up to Q&A and then if you have a question, you can take it off of mute but I’ll end up repeating a few times and people will (definitely) be beeping in to the next (unintelligible).

This is Randy. For those of you who calling in, we’re going to, you know, wait a few minutes to be sure everybody has called in. If everyone will put their phone on mute, I’d appreciate it.

Okay. One more time. This is Randy. If everybody who has called in will mute their phones. You know, we are getting some background noise here so please mute your phone. We’re getting heavy breathing, paper shuffling.

Okay. We’re getting some conversation so if everybody will mute their telephone.

Okay. We’re going to start in about one minute. We’ll make sure everybody who hasn’t called in has a chance to.

Okay. Everybody, this is Randy Thurman. I’d like to thank all of you.

There are about 70 people on the call, the top 70 management and the leadership of VIASYS Healthcare and I appreciate all of you taking the time on this Mother’s Day and I know it’s late Sunday night in some parts of the world if not early Monday morning in other parts of the world.

So let me proceed with the purpose of this telephone call.

Tomorrow morning at 7 am Eastern Standard Time in the United States, it will be announced that Cardinal Healthcare and VIASYS Healthcare have agreed to merge their two companies.

This will be in a transaction whereby Cardinal Healthcare acquires all of VIASYS Healthcare. And again, this announcement will be made at 7 am Eastern Standard Time tomorrow.

Now, let me give all of you a little bit of background here.

Over the last two or three years, VIASYS has had what I think I and just about anybody else would deem to be exceptional performance, whether it’s exceptional performance of our product innovation, whether it’s exceptional performance of our ability to manufacture to improve the quality of our products around the world on just about any level VIASYS Healthcare has achieved really exceptional success in the last two to three years and that has been demonstrated in the return that we’ve delivered to our shareholders.

Over the course of the last number of months, that tremendous success has garnered the affection of a lot of outside parties interested in acquiring VIASYS Healthcare, considerable interest to say the least.

Throughout this period of time, the senior executives here in Conshohocken and myself, you know, have felt the responsibility to listen to what all of these parties have to say. And in so doing, determine what we believe was in the best interest of our shareholders, our customers, the patients that we serve around the world and our 2400 employees.

Without question, the opportunity that we are facing with Cardinal Healthcare far surpass meeting a balance of all those objectives compared to any other interested party that we spoke to.

Now, let me tell you a little bit about Cardinal Healthcare.

They’re headquartered in Dublin, Ohio. Their annual revenue is $80 billion. They’re a global company serving the healthcare industry, the products and services for hospitals, physician offices and pharmacies with a focus on reducing cost, improving safety, productivity and profitability and delivering better care to patients.

They focus on making supply chains more efficient, reducing hospital acquired infections and breaking the cycle of harmful medication errors. Cardinal Healthcare develops market-leading technologies, products such as Alaris IV pumps, Pyxis automated dispensing systems, MedMined data mining software and CareFusion patient identification system.

The company also manufactures medical and surgical products and is one of the largest distributors of pharmaceuticals and medical supplies in the world.

They were most recently ranked Number 19 on the Fortune 500 list and Number 1 in its sector on Fortune’s ranking of most admired companies in the world. Cardinal Health employees are more than 40,000 people on five continents.

And let me just mention, many of you will probably want to check their Website when this phone call is over.

Let me also speak to some of the individual categories in the Fortune ranking.

Cardinal Healthcare for innovation was ranked Number 1; people management, Number 1; use of corporate assets, Number 1; social responsibility, Number 2; quality of management, Number 1; financial soundness, Number 1; long-term investment potential, Number 1; quality of products and services, Number 1.

So without a question, a potential combination of Cardinal Health and VIASYS Healthcare makes for a compelling global business in the healthcare segment.

Now, let me also stand back and address a few other issues.

As I’ve said, the deal will be announced at 7 am tomorrow morning. The nature of the transaction in legal terms is what’s called the tender transaction, no need to go into specifics about that now but should the transaction complete, it essentially boils down to an acquisition by Cardinal of all of VIASYS Healthcare.

The strategic rationale I believe for Cardinal and from what certainly they have told us, but I don’t want to speak for them directly but they are as the announced - the description that I just read, one of the largest providers in hospitals around the world of pharmaceutical products, of medical disposables and have recently entered into medical equipment through their Alaris acquisition and the Pyxis acquisition a number of years ago.

So it’s my belief that Cardinal will articulate upon the announcement of the acquisition of VIASYS that they are moving to become more of a full provider in the hospital of virtually all requirements within a hospital setting.

They also have been very clear that they value each and every business within VIASYS, whether that’s Respiratory Care, NeuroCare, Med Systems or Orthopedics business. We believe that each of those businesses has the potential of being an excellent strategic fit within Cardinal’s current businesses or has the potential of putting them in the industry segments that they wish to be in in the future.

Now, let me reiterate that they have expressed to us a serious interest in maintaining and managing and investing in each of the businesses within VIASYS Healthcare.

Let me comment about something that is of equal or greater importance and that is the culture of Cardinal Health.

Without question compared to every other company that we considered such a transaction with, Cardinal Health separated themselves from everyone else in terms of the level of professionalism and the class of their organization and individual people.

I can tell you that in my nearly 30 years in this industry of healthcare, I have never dealt with a more professional, classy group of people who reflected absolute integrity in every step of our negotiations, discussions and finalization of the terms of this agreement. Absolute integrity, whenever they committed to something, we came to learn very quickly that their word was their bond.

As you can see by the rankings in Fortune that I mentioned, they’re also ranked Number 1 in terms of management of people. There’s no question that this is an organization that values individuals.

They also pointed out to us how successful individuals have done who joined the Cardinal Family in prior acquisitions. The gentleman who was CEO of Alaris when it was acquired by Cardinal about two years ago is currently the group’s CEO of their medical products manufacturing group and told me that 10 or 12 of the senior people from Alaris are now in more senior positions with Cardinal.

So they have a great track record of integrating companies and treating the people that come along with those integrated companies with a tremendous amount of fairness.

Now, I am sure that all of you have many questions. Inevitably, people will ask questions about, “Well, what does this mean for me?” I mean, that oftentimes is the first question.

My own view is that at the business unit level and below, as well as our international operations, our customer service operations, all of you will not only see little change but I actually think see greater opportunities for taking on more responsibility within the combined organization of Cardinal Health and VIASYS Healthcare. So I think that your opportunities in this new combined company are truly outstanding.

Now, let me tell you some of the other steps that will follow this phone call.

As I mentioned, tomorrow morning at 7 am, there’ll be a joint news release from VIASYS Healthcare and Cardinal Health. At about 7:05 tomorrow, I will email to each of you on this phone call a copy of the release that just went out at 7 am, an advance copy of an all employee email that will go out from me about 15 minutes after you receive it, and a list of management Q&As that we have prepared for use with you and the employees who work for you.

At 7:15 or thereabout tomorrow, this all employee email will go out to all 2400 of our employees around the world.

Following that, for about the next hour and a half or two, (Marty) and I will be fielding calls from VIASYS’ investors and the analysts who cover our company.

At 9 am, Cardinal Health CEO, Mr. Kerry Clark, will be holding a Cardinal shareholder investor analyst conference call that I would encourage all of you to access through their Web site and we’ll give you the - their Web site in one of our emailings to you.

So that’ll be at 9 am East Coast time tomorrow. All of you will probably want to as I will and everybody else here listen to Mr. Kerry Clark speak about the importance of the VIASYS Healthcare transaction to the strategic future of Cardinal Health.

About 9:30 tomorrow, we’ll have an all-employee meeting here in Conshohocken. At about the same time tomorrow, we’d like as many of you who can to organize a similar communication with your employees, you’ll have the management Q&A by that time, and you’ll have the public announcement and make sure that all of your employees have the chance to hear from you.

Again, tomorrow, there are likely to be far more questions than specific answers but that’s fine. Having been in transactions like this in the past, it’s more important to our 2400 employees that they know the leadership of the company that being all of you and us here are listening to them, documenting their questions and ensuring that in the days and the weeks to come, all of those questions get addressed.

At 11 am Eastern Standard Time tomorrow, we will have a worldwide phone call with as many of the 2400 employees as we can reach and get on the phone call where I will address the announcements with all of those employees and I believe that call will be set up where we can take some questions.

Tomorrow afternoon at 1, there will be a conference call with all of the US sales management and I believe that is set up for (Ed) to lead that phone call. At about 1 o’clock tomorrow also, (Greg Martin) will hold an international conference call with the management - senior management of VIASYS International.

Later tomorrow afternoon, Kerry Clark, CEO of Cardinal Health, will be sending an email from him to all VIASYS employees. So that’ll be - we’ll all be looking forward to that. And then also tomorrow afternoon around 2 o’clock, (Greg Martin) will be holding a conference call with the customer care management.

Now, we have a number of other communications in work - in the works that include communications from me to our distributors around the world, to our key customers around the world, and there’ll be further communications program announced from the Human Resources Department.

Now before I turn it over to question and answers, let me address a few points that are critical for each of you — the 70 leaders of this company to remember and these are critical.

Number 1 is we have to manage VIASYS until and if this transaction completes in the summer as if we were going to be an independent company forever.

The same standards of performance and quality and manufacturing and selling and customer service that VIASYS has become so well known for in the last two or three years have got to continue to be our standard for as long as VIASYS is an independent company.

So, this is not the time to take your eye off the ball. It’s not the time to let anybody in your organization become complacent. This is a time to redouble our efforts and live up to the VIASYS values.

The other key point I’d like to make is that no one is to take a phone call from outside reporters. It’s not uncommon that somebody on this phone call to get a call from the Orange County Newspaper or local newspapers or international publication, you know, from wherever you are located.

You are not to take those phone calls. If those calls do come in, every one of them is to be redirected either to (Marty) or me, nobody else. So, you don’t want to be that person who’s quoted in any form of media commenting on the transaction and it’s not that all of you aren’t capable of that, but obviously, you know, we can’t have 70 people freelancing this.

So just, you know, if you get into a situation like that, you know, you should just tell people politely that all those kind of questions are being addressed by (Marty) or Randy and that you will, you know, arrange for them to be able to communicate with us and then obviously let (Marty) and me know. So that’s very, very important.

Now, to reinforce the importance of our performance between now and this summer when the transaction closes, we are going to pay the annual management incentive plan bonuses pro-rata through the date of closing.

So let’s just assume for illustration that this closed exactly halfway through the year, everyone who’s in the management incentive plan, not only on this call but, you know, the hundred other people that are part of the management incentive plan would receive 1/2 of their annual bonus at that time for both the EPS portion, the operating income portion or in the case of international, the contribution margin, and the individual element of it so long as your business unit has made its first half operating income or contribution margin.

Now, in the first quarter, I think virtually all of our businesses were on or ahead of their OI for the first quarter. So, with very few exceptions, most of you are ahead of the game.

Obviously, we want everyone to make their second quarter OI or contribution margin. And if your business was one of the few that was slightly behind in the first quarter, you’re going to have to make your budget at the second quarter and make up the shortfall on the first and we think that’s doable for everybody. So, you know, that I think is a substantial benefit to all of the MIP participants. Let me simply state it one more time.

For all business units who make their first half operating income or in the case of international, contribution margin, bonuses will be paid at target pro-rata through the date of closing. So that could be 6/12 or 7/12 or 6-1/2/12, we just don’t know yet exactly when the deal will close.

Now, I’m sure all of you on the call who have stock options and restricted stock in VIASYS probably are wondering, well, what happens to those stock options and restricted shares.

Assuming the deal closes, all options even those that are unvested, immediately vest and all restricted shares that have been granted even those that have another year or two until the restrictions lapse, those will immediately vest, if you will.

And at the closing of the transaction, all of you holding options will have the choice of taking cash for all those options or take part cash and choose to convert some of those options to Cardinal options. Restricted shares will be cashed out at the closing.

Now, this again is a statement about the professionalism of Cardinal Health. In my experience, not every company does that. And what Cardinal will do, if you so choose and it’ll be your choice, you’ll be able to take your VIASYS options and get Cardinal options with the same economic value built in to that option. For some of you who may want to defer taxes to future years, that could also present a significant benefit in your doing that as well.

So now, let me just summarize and then for those of you who’d like to ask questions, you can just take your phone off of mute and I will address as best I can all of your questions.

Tomorrow morning, this transaction between Cardinal Health and VIASYS will be announced at 7 am. That will follow with a communication to each of you, our 70 top leaders, a copy of the announcement and a copy of the all-employee email from me and the management Q&A such as they exist today.

At 11 am tomorrow, I will be holding a worldwide conference call with all employees and we’ll take as many questions from 2400 employees as we can.

This transaction is likely to close sometime this summer. There are number of, you know, legal matters and financial matters that have to be resolved prior to the transaction closing.

Let me say that we will make every best effort we can between now and the time the transaction closes to communicate with each and everyone of you, the leaders of the company, as well as the other 2400 employees.

I am sure that those of you on the phone call now have many questions, probably most of which I’m not in the position to answer because I may not have all those details myself. But if those questions come in, we will get those answers and get them back to you as expeditiously as we can.

And let me just tell you, Cardinal Health has shown themselves to be totally responsive to all of the questions and the issues that have been raised, you know, during the time of the negotiations and I am absolutely certain that they will continue to do so in the future.

Again, we’ve tried to put in place, you know, an incentive here for VIASYS and all of you to perform as you always do between now and closing in a way in which to get you your pro-rata bonuses months before you normally would.

Following the closing of the transaction, we’ll all go on the Cardinal Healthcare bonus plan which they have described as is virtually identical to the VIASYS ones.

Again, it’s imperative that we don’t take any phone calls from outside media of any type — print, radio, TV, electronic, anything. Those should all be directed to (Marty) and me.

And lastly, let me just say that this is a period of time when we are really going to rely on the extraordinary professionalism of the 70 of all of you. You are the leaders of this company and we have 2400 people depending on us to be of the utmost professionalism throughout this period of uncertainty.

But I think you’ll come to believe as I do and the others who’ve been involved in this transaction that we will be putting VIASYS in the hands of a company that presents all you and other 2400 people in our company with a potential for tremendous success in the future.

So with that being said, let me now invite anyone on the call who would like to take their phone off of mute and make a statement or ask a comment.

(Craig Reeve):                                             Randy, this is (Craig Reeve).

I wonder if there’s been any thought around what we’re going to do with the ERP project.

Randy Thurman:                               That I think will be one of the very first issues addressed. Cardinal is on the SAP platform. (Marty) and I have had some conversa - (Marty) and I have had conversations about that and we’ve had some very preliminary conversations with Cardinal.

But (Craig), we know that that is one of the - one of the issues that is most pressing to be addressed, and we will be doing that and working with you on that here in the next couple of weeks.

(Craig Reeve):                                             Okay. Thank you.

Randy Thurman:                               I can’t believe there’s no more question. And I know most of you, you know, you’re not that bashful.

(Bob Lerf):                                                               Hey, (Marty) - Randy, this is (Bob Lerf). I guess I’ll ask you.

Randy Thurman:                               Okay.

(Bob Lerf):                                                               Will tomorrow’s press release from Cardinal stipulate a price?

Randy Thurman:                               Yes, it will. And until it’s released tomorrow, there’s - be no discussion about price but, you know, we are - let’s see here according to my watch, 12-1/2 hours away from that release and so, you know, until that announcement comes out, there’s to be no discussion on price and I’m sure no one here Conshohocken has commented on that to anyone.

(Bob Lerf):                                                               Right. Okay.

Randy Thurman:                               Okay. That’s a good question, (Bob).

So again, all of you, don’t be bashful. I know all of you. We’re all friends here, you know, so, I don’t know what (this mean), 4 am?

Man:                                                                                            Yes, 4 am (unintelligible).

Man:                                                                                            (In California).

Randy Thurman:                               4 am?

I don’t want to rush this. I want to give everybody a chance to, you know, think through this.

Man:                                                                                            I’ll ask a question…

Randy Thurman:                               Okay. (Dave Waltz).

(Dave Waltz):                                               (Dave Waltz).

We have some strategic planning meetings planned in a week and a half. It seems like those meetings will have a different formula perhaps.

Randy Thurman:                               Well, remember the guide - remember the guiding principle here.

Until this summer, when and if this transaction completes, we’re to run VIASYS as if we’re going to be independent forever.

So those three-year plans are going to proceed. We may adjust some of the meetings simply because of the amount of activity that some of us who’d be at that meeting will be involved in.

But each of the business units, each of the international regions, customer care, will all be asked to continue to work on those three-year plans.

And as you can imagine, should these transactions go through with those three-year plans will certainly, you know, be critical in terms of, you know, post the deal.

(John Imperato) will be - who is already leading that three-year planning effort will be communicating more.

Well, I don’t know. Maybe I’ll pick on some of you out there and get you to ask some questions.

Let me see here.

(Dan Forming):                                        I have one. This is (Dan Forming).

Randy Thurman:                               Hi, (Dan).

(Dan Forming):                                        Hi.

In the past, have the Cardinal acquisition intended to lead the companies as autonomous units or would you say that they intended to have to follow more of a structure that’s consistent with the methodology or a process that Cardinal already have?

Randy Thurman:                               From my understanding - that’s really a great question, (Dan).

I think it’s, you know, we are the first acquisition of this size that’s really a significant move from what I understand their core businesses to be pharmaceutical distribution.

Remember I came out of the pharmaceutical industry and work with Cardinal for many years. And then a substantial part of their business is medical disposables.

As I mentioned before, the transaction that probably is closest to VIASYS Healthcare was the Alaris acquisition a couple of years ago.

The Alaris products - I know that Cardinal feels that Alaris is one of the best acquisitions that they have ever done but VIASYS really I think moves them into, you know, new territory.

And I would expect to see that, you know, our strategic business unit structure - this is just my own speculation, would remain more like it is. As you can imagine it’s less likely, you know, it’s not likely to be integrated into their pharmaceutical distribution and at least in the case of respiratory and neuro and ortho not integrated in any other similar businesses. They’re probably more closely aligned in some of their existing businesses with our MedSystems.

Also, I believe kind of the concept would apply in the international side of our business where our direct selling and our distribution network tend to be distinctly different than their core businesses. And I would think we’d be more likely to continue.

(Dawn):                                                                              Randy, hello. This is (Dawn) from (Old Woking).

Randy Thurman:                               Hi, (Dawn).

(Dawn):                                                                              Hi. Randy, can you comment on the proposed continuing proposed transfer of the operations onto (Old Woking) and into (Gort)?

Randy Thurman:                               Yes. That will continue as planned. No change.

(Dawn):                                                                              Right. Okay. Thank you.

Randy Thurman:                               Thank you. And (Dawn), let me just, you know, I’ve spoken to you a couple of times in the past, your role in that has been heroic. And as you know from the note I wrote you a couple of months ago, I’ll always be grateful.

(Dawn):                                                                              Oh. That’s okay. Thanks.

(Paul):                                                                                      Randy, this is (Paul).

Randy Thurman:                               Hi, (Paul).

(Paul):                                                                                      Randy, can you say something about (VCS)? It’s been seen as a strategic initiative for Cardinal Health.

Randy Thurman:                               I think they are as excited about VIASYS Clinical Services as anything we do in this company.

(Paul):                                                                                      Okay.

Randy Thurman:                               Is that clear enough, (Paul)?

(Paul):                                                                                      Yeah, I think so.

For us, it’s important. We are in a phase there. We negotiated about $15 million of deals with some big sponsors.

If there’s any (worth) in the announcement of tomorrow about clinical services, it would be helpful probably.

Randy Thurman:                               No, it’s not going to happen. But it’s, you know, the tomorrow’s announcement is not going to get into that level of detail. But, you know, (Paul), you and I can chat separately but remember what I said. The focus here is on, you know, managing VIASYS as if we’re going to remain independent.

And I think that, you know, customers who, you know, raise the question about the pending transaction with Cardinal I think the answers will be along the long lines but this is going to make what we do at VIASYS far more valuable, far more, you know, powerful in the segments in which we compete and handled properly, I think this will be - it could be an asset to what you’re doing in clinical services and not of a concern. So let’s make that 15 million a pending business 30 million. Okay?

(Paul):                                                                                      Yup. Thanks.

May I raise another question?

Randy Thurman:                               Sure.

(Paul):                                                                                      The international portion of their business, can you express it in a percentage? How do they do outside of the US?

Randy Thurman:                               I don’t have that specific detail here, (Paul). But again, it’s a good question. We’ll get that.

But as a percentage of revenue, you know, VIASYS has a larger percentage of revenue from our international than Cardinal does.

And I think that some of the communications you’ll see in the next couple of days from Cardinal will address the value that they place on VIASYS International franchise. So they view what we do internationally exceptionally well.

And as you know, the growth of our international operations is one of our real success stories amongst many at VIASYS.

Clinical stuff is being another in there and we could mention many, many others.

(Paul):                                                                                      Thank you.

Randy Thurman:                               Thank you, (Paul). Those are good questions.

Look, I know the sensitivity that you’re feeling in the clinical services business. Let me reiterate.

I think they are tremendously excited about that potential and about leveraging its potential in the combined companies. And I think you know that your business and the success you’ve had is, you know, near and dear to my heart. So I will stay very close to you on this issue.

(Paul):                                                                                      Thank you so much.

(Dan Forming):                                        Well, this is (Dan Forming) and I have another question if that’s okay.

Randy Thurman:                               The more the better, (Dan).

(Dan Forming):                                        I know that you’ve just said that from kind of a management point of view, we look to continue to manage reports of June data as if we were separate. However, there are certainly synergies from a corporate branding perspective. There are planners. There are time frames in which we’ll start to make announcements that we can just make structural - changes to our materials and co-brand them.

Randy Thurman:                               Well, you know, (Dan), until and if and I’ve continued to use the words “and if” this transaction completes; we will run VIASYS as if it is going to be independent forever.

There is always some risk that these deals don’t complete. I’ve been around a long time.

And the last thing we would want is if the unforeseeable happens that we’ve started making different decisions, anticipating the deal of what happened.

Now, if you ever have any questions about what you’re doing, you know, whether it makes sense in the context of this transaction and I invite this of all 70 of you to call me personally.

But don’t be out there making your own decision that says, “Well, you know, because this deal is going to happen, I’m not going to go forward with the program. That’s in my 2007 plan.”

Don’t make decisions that say, “Well, we’re inevitably going to co-brand with Cardinal, so I’m going to reverse a decision about VIASYS branding strategy.”

Don’t do that. Call me. You know, that’s why we have the leadership of the company on this call. There’s not a black and white formula other than “When in doubt, call Randy.”

(Lloyd Steer):                                                Hi, Randy. This is (Lloyd Steer). How are you doing?

Randy Thurman:                               Great, (Lloyd). How are you?

(Lloyd Steer):                                                Excellent. Thank you.

Hey, I was just kind of browsing in and what I can remember from Cardinal Health, most of their products and services are around non-capital type of equipment. Am I correct?

Randy Thurman:                               You’re absolutely correct, (Lloyd).

(Lloyd Steer):                                                So is this kind of rounding out or they’re obviously in the purchase of VIASYS they’re looking to add to this component to their product plans?

Randy Thurman:                               You know, I believe you’re reading it right, (Lloyd), you know, from the discussions that I have had with them.

But the key is I think going to be at their 9 am East Coast time conference call tomorrow, I believe will be the first time that their CEO begins to address strategically what this acquisition of VIASYS means to them. So we’ll all be listening close to that call. But I think most people’s read would be along the lines that you’re stating.

(Lloyd Steer):                                                Yes.

Randy Thurman:                               That’s why I think VIASYS Healthcare and our businesses stand a great chance of not only continuing as we are but probably taking on a greater importance, you know, as this deal goes through with Cardinal.

(Lloyd Steer):                                                Very good.

Randy Thurman:                               That wouldn’t have been the case with, you know, everyone that approached us over the last few months.

(Lloyd Steer):                                                Okie doke. Thank you.

(Nick Nichols):                                         Hi, Randy. It’s (Nick Nichols).

Randy Thurman:                               Hi, (Nick).

(Nick Nichols):                                         What would this do to our search for a leader for NeuroCare?

Randy Thurman:                               (Ed) and I have had some discussions about that. The search is going to continue. We’re going to continue to give consideration to internal candidates at VIASYS and we’re going to continue to talk to some people on the outside.

And as I stated before, we’re going to manage VIASYS as it if it’s going to be independent. And if we, (Ed) and I, come to the decision that it’s time to make a permanent decision, we will go ahead and do that.

If that search takes a (staff) to a point in time when the deal completes, then you know, we’ll continue to look for a new leader.

But while you’ve asked the question (Nick) and I’m just going to talk about NeuroCare.

They had been very impressed by the financial turnaround that you (Nick) and others there, you know, have achieved at NeuroCare. They have expressed significant enthusiasm for the business long-term. And I believe that the strategic - the near-term and the long-term direction that we’ve all been talking about for a number of years with NeuroCare is going to continue and I firmly believe that.

I don’t know if (Ed), do you want to…

(Ed):                                                                                               As you stated Randy, they’re extremely enthusiastic in terms of what we’re doing, how we’re proceeding and every remark they made is from what I heard is going forward and making sure this business grows.

Randy Thurman:                               Now, let me just state one more time what I said before.

They have I think specific plans for each one of the business segments, you know, within VIASYS fitting into, you know, what they call the Cardinal family.

(Nick Nichols):                                         Actually - that’s actually good for us to know.

I mean, if you look at Cardinal’s Web site, they got links to orthopedics already, respiratory care already, (DTS) ought to be a goldmine for the pharmaceutical industry.

But when we start looking at neuro and vascular, there’s not really any similarities with their businesses now.

So hopefully, it’s something that they want to see continue to grow since we’ve - all of us were emotionally invested in.

Randy Thurman:                               Well, we are including yours truly but I actually think that the fact that they don’t have any links to those suggests very clearly they want to create some links in neuro and vascular, believe me.

(Nick Nichols):                                         Well, that’s what I was hoping for.

Randy Thurman:                               Yup.

(Nick Nichols):                                         Okay. Thanks, Randy.

Randy Thurman:                               You bet, (Nick).

(Andrew Hoffman):                 Hello, Randy. This is (Andrew Hoffman) speaking.

Randy Thurman:                               Hi, (Andrew).

(Andrew Hoffman):                 Hi. Randy, as you probably know, on Thursday we announced the restructuring of the UK business and we’re now in consultation with all of the affected employees.

So I just want to check that this announcement has no impact upon all of the plans that we have for UK business.

Randy Thurman:                               No impact at all. As a matter of fact, I mean, I don’t think you can be more committed to this plan than we are at VIASYS.

But I think, you know, assuming this transaction goes forward with Cardinal, their level of commitment of seeing that plan through will be, you know, equal to ours.

So you know, just as I said to (Dawn), keep doing what you’re doing.

(Andrew Hoffman):                 Okay. That’s good.

Randy Thurman:                               And I’m more and more excited about the work that you and (Dawn), and the others that are involved in this, you know, Ireland are doing, and I don’t believe that Cardinal has a significant presence in Ireland. And when it has been discussed in the negotiations, I think that has been an attraction to them.

(Andrew Hoffman):                 As always that there’ll be questions tomorrow as soon as this is announced, there’ll be questions from all of the people affected by the announcement.

Randy Thurman:                               Okay. And what’s your answer, (Andrew)?

(Andrew Hoffman):                 There is no change. We’re continuing as planned.

Randy Thurman:                               Yeah. Quote Randy Thurman, “We’re going to manage VIASYS like we’re going to be independent forever.” Okay?

(Andrew Hoffman):                 You got it.

Randy Thurman:                               You guys will be hearing that until you’re nauseated, you know.

Any more questions?

Now, let me just offer to all of you, feel free to call me personally tonight if you want or anytime in the future.

My cellphone number is  .

If you have any personal questions or any desire for clarifications or when, not if, when the inevitable questions will arise, I mean, there’s likely to be distributors, who’d go, “Well, what does this mean for me?” We’re going to begin addressing that in (Greg’s) call tomorrow.

As you - many of you know, I have personal and professional relationships with a number of the owners of our distributors. They may want to speak to me directly and I’m happy to do that. They may want me to come and visit and I’m happy to do that.

If you have a question about “what about me,” call Randy.

Obviously, you all have my email. You’ve got my cellphone. There’s nothing more important to me as CEO of VIASYS Healthcare that I do what’s in the best interest of all of you and the other 2400 employees.

And those of you who know me well, I think know that I genuinely feel that way.

So I don’t care what time of the day or night it is. Contact me by email and say get right back to me or call me. If I’m tied up, you know that I’ll get right back to you.

And so all of you have 100% at least of my support to each and every one of you personally throughout this period of time.

There’ll be some anxieties. There’ll be some challenges. There’ll be some uncertainty. That’s inevitable.

But I would also predict because of the class of the organization that we’re working with the Cardinal, that that very - that that anxiety and uncertainty will very quickly turn into a high level of excitement and commitment by all of us.

Listen. Let’s finish the VIASYS legacy as if that’s what is inevitable here with the extraordinary performance and professionalism and pride in what we do that we have exhibited in the six years that VIASYS has existed. That’s my greatest wish for the legacy of VIASYS Healthcare.

So with that, I will bid you all a good night. I thank you for taking the time. (Give all of the) ladies whether they’re spouses, or the ladies on this phone call my best Mother’s Day wish and we’ll all be talking again tomorrow.

So, goodnight.

END